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                              September 21, 2022

       Joey Wat
       Chief Executive Officer
       Yum China Holdings, Inc.
       7100 Corporate Drive
       Plano, Texas 75024

                                                        Re: Yum China Holdings,
Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed February 28,
2022
                                                            File No. 1-37762

       Dear Mr. Wat:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Item 1. Business, page 3

   1.                                                   Provide prominent
disclosure about the legal and operational risks associated with having the majority of the
company   s operations in China. Your disclosure should make clear
                                                        whether these risks
could result in a material change in your operations and/or the value of your securities, or
could significantly limit or completely hinder your ability to offer securities to investors
and cause the value of such securities to significantly decline or be worthless. Your
disclosure should address how recent statements and regulatory actions
                                                        by China   s
government, such as those related to the use of variable interest entities and data security or
anti-monopoly concerns, have or may impact the company   s ability to
                                                        conduct its business,
accept foreign investments, or list on a U.S. or other foreign exchange.
   2. Please disclose in this section whether your auditor is subject to the determinations announced by the PCAOB
on December 16, 2021 and whether and how the Holding
 Joey Wat
FirstName
Yum ChinaLastNameJoey
           Holdings, Inc. Wat
Comapany 21,
September NameYum
              2022 China Holdings, Inc.
September
Page 2    21, 2022 Page 2
FirstName LastName
         Foreign Companies Accountable Act, Accelerating HFCAA, and related regulations will affect your company. Disclose that trading in your securities may be prohibited under the
         HFCAA if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Discuss the inspection time frames under both acts and include the cross-reference to your related risk factor disclosure. State prominently that you have been included on the conclusive list of issuers identified under the HFCAA on our website, and acknowledge the ramifications of such identification, including volatility in the trading price of your common stock.
3. Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Provide cross-references to the consolidated financial statements. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
         U.S. investors, and move the description of restrictions and limitations on your ability to distribute dividends on page 18 to a more prominent place in this section.
4. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. Provide a cross-reference to the other discussions in this section.
5. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. Provide a cross-reference to your discussion of this issue in your summary risk factors and risk factors sections as well.
6. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies in this section, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state here that you have no such cash management policies that dictate how funds are transferred.
7. We note your disclosure on page 18 relating to government regulation. Please include this disclosure in a more prominent place in this section and revise to disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC) or Cyberspace Administration of China
(CAC), and state
         affirmatively whether you have received all requisite permissions or approvals and
 Joey Wat
Yum China Holdings, Inc.
September 21, 2022
Page 3
         whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries:
(i) do not receive or
         maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Item 1A. Risk Factors
Summary of Risk Factors, page 22

8. In your summary of risk factors, disclose the risks that your corporate structure and having
         the majority of the company   s operations in China poses to
investors. In particular,
         describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the filing. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
         Include a cross-reference to each relevant individual detailed risk factor.
Risks Related to Doing Business in China, page 43

9.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
10. In light of recent events indicating greater oversight by the Cyberspace Administration of
       China (CAC) over data security, particularly for companies seeking to list on a foreign
FirstName LastNameJoey Wat
       exchange, please revise your disclosure to explain how this oversight impacts your
Comapany    NameYum
       business         Chinaextent
                 and to what   Holdings,  Inc. that you are compliant with the
regulations or
                                     you believe
       policies
September       that have
            21, 2022  Pagebeen
                            3 issued by the CAC to date.
FirstName LastName
 Joey Wat
FirstName
Yum ChinaLastNameJoey
           Holdings, Inc. Wat
Comapany 21,
September NameYum
              2022 China Holdings, Inc.
September
Page 4    21, 2022 Page 4
FirstName LastName
The audit report included in this annual report on Form 10-K..., page 44

11. Please revise your references to the Senate Proposed Act Amendment and the House
         Proposed Act Amendment to instead refer to the Accelerating Holding Foreign
         Companies Accountable Act.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 71

12. We note you present restaurant profit and restaurant profit margin as performance measures in multiple sections throughout results of operations. We note restaurant profit does not appear to be calculated in accordance with GAAP since the measure excludes normal reoccurring operating expense such as corporate, general and administrative expenses. Please tell us your consideration of presenting these measures as non-GAAP financial measures as defined in Item 10(e)(2) of Regulation S-K and providing the disclosures required in Item 10(e)(1)(i) of Regulation S-K.
General

13. We note you exclude Hong Kong, Macau and Taiwan from your definition of "China" on page 103. Please revise to clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong and
Macau.
14. If one or more directors, officers or members of senior management are located in the
         PRC or Hong Kong, revise to disclose as much and identify the relevant individuals in a
         separate    Enforceability    section. Also, enhance your risk factor
disclosure on page 51 to
         address the challenges of bringing actions and enforcing judgments/liabilities against such individuals.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Lindsey Smith, Esq.